Exhibit 99.17

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Technical Report on the Midwest A Uranium Deposit of Saskatchewan, Canada” dated January 31, 2008, and (2) all other references to the undersigned included or incorporated by reference in the registration statement in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 19, 2014

/s/ Michel Dagbert
Michel Dagbert, P.Eng. (Retired) SGS Canada Inc. (formerly Geostat Systems International Inc.)